UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

SG BLOCKS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74818A109

(CUSIP Number)

Sean M. McAvoy

c/o Hillair Capital Management LLC

345 Lorton Ave, Suite 303

Burlingame, California 94010

United States of America

Tel. No.: (650) 477-2052

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Investments L.P. ID # 90-0809696
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 644,857 (1)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 644,857 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Management LLC ID # 27-2577240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 644,857 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 644,857 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sean M. McAvoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 644,857 (1)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 644,857 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,857 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on (i) 4,257,238 shares of Common Stock of the Issuer issued and outstanding, as stated by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2017, (ii) 622,726 shares of Common Stock beneficially owned by the Reporting Persons and (iii) options to purchase 22,131 shares of Common Stock beneficially owned by the Reporting Persons.

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Item 1. Security and Issuer

This statement relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of SG Blocks, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 115 West 18th Street, New York, New York 10011.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being jointly filed by Hillair Capital Investments L.P., a Cayman Islands exempt limited partnership (“Hillair Investments”), Hillair Capital Management LLC, a Delaware limited liability company (“Hillair Management”), and Sean M. McAvoy, an individual and citizen of the United States of America (“McAvoy” and, collectively with Hillair Investments and Hillair Management, the “Reporting Persons” and, each, a “Reporting Person”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	The address of the principal office of each Reporting Person is c/o Hillair Capital Management LLC, 345 Lorton Ave., Suite 303, Burlingame, CA 94010.

(c)	The principal business of Hillair Investments is investing in securities. Hillair Management is the investment manager of Hillair Investments and McAvoy is the manager of Hillair Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the June 2016 Shares, November 2016 Shares, and June 2017 Shares (each as defined below; collectively, the “Shares”) came from the investment capital of Hillair Investments, which is managed by Hillair Management. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for investment purposes in the ordinary course of Hillair Investments’ business.

In connection with a private placement offering on June 30, 2016, Hillair Investments acquired $2,500,000 of 8% Original Issue Discount Senior Secured Convertible Debentures (the “Senior Secured Convertible Debentures”) convertible into 666,667 shares of Common Stock (the “June 2016 Shares”) and $3,352,440 of Series A Convertible Preferred Stock (the “Preferred Stock”) convertible into 1,117,480 shares of Common Stock.

The Senior Secured Convertible Debentures and Preferred Stock were purchased by Hillair Investments with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a privately negotiated transaction. The aggregate purchase price of the Senior Secured Convertible Debentures was $2,000,000.

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In connection with a private placement offering on November 17, 2016, Hillair Investments acquired $937,500 of 8% Original Issue Discount Senior Secured Convertible Debentures (the “November Senior Secured Convertible Debentures” and, together with the Senior Secured Convertible Debentures, the “Debentures”), convertible into 250,000 shares of Common Stock (the “November 2016 Shares”).

The November Senior Secured Convertible Debentures were purchased by Hillair Investments with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a privately negotiated transaction. The aggregate purchase price of the November Senior Secured Convertible Debentures was $750,000.

        In connection with their service on the board of directors of the Issuer (the “Board”), the Issuer granted Neal Kaufman, a founding member of Hillair Management (“Kaufman”), and McAvoy options to purchase an aggregate of 33,334 shares of common stock at an exercise price of $3.00 per share on November 1, 2016. In December 2016, Kaufman and McAvoy assigned their options to purchase an aggregate of 33,334 shares of Common Stock to Hillair Investments.

The Issuer effected a 1-for-3 reverse stock split of its Common Stock and Preferred Stock on February 28, 2017.

On June 21, 2017, in connection with the Issuer’s public offering of Common Stock, which closed on June 27, 2017 (the “Public Offering”), (i) the Reporting Person’s Preferred Stock was converted into 1,117,480 shares of Common Stock, (ii) the Senior Secured Convertible Debentures were partially converted into 375,758 shares of Common Stock and (iii) the November Senior Secured Convertible Debentures were partially converted into 140,909 shares of Common Stock; the remaining outstanding balance of the Debentures was repaid by the Issuer using proceeds from the Public Offering. No additional consideration was paid upon conversion of the Debentures or the Preferred Stock. On or about June 21, 2017, Hillair Investments transferred 815,000 shares of such Common Stock to non-affiliate limited partners at Hillair Investments.

On June 27, 2017, Hillair Investments purchased 110,000 shares of Common Stock in connection with the Public Offering (the “June 2017 Shares”).

The June 2017 Shares were purchased by Hillair Investments with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a public offering of Common Stock. The aggregate purchase price of the June 2017 Shares was $550,000.

Pursuant to a Participation Agreement, dated August 31, 2017, between Hillair Investments, acting through its general partner, Hillair Capital Advisors LLC, and HSPL Holdings, LLC (“HSPL”), Hillair Investments agreed to transfer to HSPL, as soon as reasonably practicable after certain lock-up restrictions on such shares expire, (i) 315,238 shares of Common Stock and (ii) options to purchase 11,203 shares of Common Stock in exchange for HSPL’s withdrawal of participation in the master fund managed by Hillair Investments.

The share amounts presented in this Schedule 13D/A No. 2 include 8,817 shares of Common Stock issued to Hillair Investments in connection with the Company’s emergence from bankruptcy on June 3, 2016.

Item 4. Purpose of Transaction

The information contained in Item 6 of this Schedule 13D/A No. 1 is incorporated by reference.

The Reporting Persons acquired the shares of Common Stock for investment purposes and / or as compensation for service on the Board.

As a result of the Reporting Persons’ stock ownership and representation on the Board, the Reporting Persons are in a position to influence the management and policies of the Issuer and the outcome of corporate actions requiring stockholder approval.

McAvoy may continue to receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Furthermore, in his capacity as a member of the Board, he may from time to time discuss various matters with management and other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

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Except for transactions in their capacity as a director of the Issuer, and other than as described above in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in:

●	The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

●	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiary;

●	A sale or transfer of a material amount of assets of the Issuer or its subsidiary;

●	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

●	Any material change in the present capitalization or dividend policy of the Issuer;

●	Any other material change in the Issuer’s business or corporate structure;

●	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

●	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

●	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

●	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right to change their plans and intentions, including the right to increase or decrease their investment in the Issuer. In particular, the Reporting Persons may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock in public or private transactions, (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock and/or (iv) take any other action that might relate to or result in any of the actions set forth above.  Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or other applicable law.

Except as described herein, the Reporting Persons have not formulated any plans or proposals that relate to or would result in any of the events or transactions described above.  Further, the Reporting Persons expressly retain the right to independently vote and dispose of shares of Common Stock which they beneficially own.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 644,857 shares of Common Stock, constituting 15.1% of the outstanding shares of Common Stock of the Issuer, based on issued and outstanding shares of Common Stock as stated by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2017.

(b)	Each of the Reporting Persons (i) has the sole power to vote or direct the vote of no shares of Common Stock; (ii) has the shared power to vote or direct the vote of 644,857 shares of Common Stock; (iii) has the sole power to dispose or direct the disposition of no shares of Common Stock; and (iv) has the shared power to dispose or direct the disposition of 644,857 shares of Common Stock.

Hillair Capital Management LLC (“Hillair Management”) is the investment advisor to Hillair Investments. By virtue of such relationship, Hillair Management may be deemed to have dispositive power over the shares owned by Hillair Investments. Hillair Management disclaims beneficial ownership of such shares.

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As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Hillair Capital, Hillair Management, and McAvoy each beneficially own 644,857 shares of Common Stock of the Issuer, representing approximately 15.1% the outstanding shares of Common Stock of the Issuer. Hillair Management, and McAvoy do not directly own any shares of Common Stock, but each indirectly owns 644,857 shares of Common Stock. Hillair Management indirectly owns 644,857 shares of Common Stock because it serves as the investment manager of Hillair Investments, which directly holds 644,857 shares of Common Stock. McAvoy indirectly owns 644,857 shares of Common Stock in his capacity as manager of Hillair Management.

(c)	On August 31, 2017, Hillair Investment agreed to transfer (i) 315,238 shares of Common Stock and (ii) options to purchase 11,203 shares of Common Stock to HSPL.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3 and 4 of this Schedule 13D/A No. 1 is incorporated herein by reference, as applicable.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

McAvoy and Kaufman have been members of the Board since July 1, 2016 and, accordingly, the Reporting Persons may have the ability to affect and influence control over the Issuer. From time to time, McAvoy and Kaufman may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. As in the past, McAvoy and Kaufman may assign any securities issued under any such stock options or other awards, or the economic benefit thereof, to Hillair Investments, which will in turn ensure that such securities or economic benefits are provided to Hillair Investments and Hillair Management.

Lock-up Agreement

In connection with the Public Offering, the Reporting Persons have entered into a lock-up agreement, April 20, 2017, as subsequently amended on June 21, 2017 (as amended, the “Lock-Up Agreement”), pursuant to which they have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Common Stock, for a period of 180 days, in the case of Hillair Investments, or 360 days, in the case of McAvoy, from June 22, 2017. The lock-up restrictions on the shares held by Hillair Investments expired on December 18, 2017.

The foregoing description of the Lock-Up Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement and the amendment thereto, copies of which are included in this Schedule 13D/A No. 2 and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated December 29, 2017, among Hillair Investments, Hillair Management and Sean McAvoy.
99.2	Lock-Up Agreement, dated as of April 20, 2017, by and between Hillair Capital Investments L.P. and SG Blocks, Inc.
99.3	Amendment to Lock-Up Agreement, dated as of June 21, 2017, by and between Hillair Capital Investments L.P. and SG Blocks, Inc.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2017
(Date)

Hillair Capital Investments L.P.

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

Hillair Capital Management LLC*

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

/s/ Sean M. McAvoy*
Sean M. McAvoy

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

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